FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

333-13884

P.E. 3/31/0

01

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the period 1 January to 31 March, 2002

-02 GRANITE MORTGAGES 01-2 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

GRANITE FINANCE TRUSTEES LIMITED -01
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

GRANITE FINANCE FUNDING LIMITED -02
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ______________________

Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date: May 3, 2002

GRANITE FINANCE FUNDING LIMITED

By: ______________________

Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________

Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ______________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING LIMITED

By: ______________________
Name:

Title: Director

Date: May 3, 2002

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________
Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ______________________

Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING LIMITED

By: ______________________

Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES LIMITED

By: [signature]

Name: R Gough

Title: Director

Date: May 3, 2002

UK1 369249v1

INVESTORS' QUARTERLY REPORT
GRANITE MORTGAGES 01-2 PLC

Quarterly Report re: Granite Finance Trustees Limited, Granite Mortgages 01-2 Plc and Granite Finance Funding Limited
Period 1 January 2002 - 31 March 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool	94,209
Current Balance	£5,858,477,460
Last Months Closing Trust Assets	£2,977,556,145
Funding share	£5,000,508,231
Funding Share Percentage	85.36%
Seller Share	£857,969,229
Seller Share Percentage	14.64%
Minimum Seller Share (Amount)	£119,517,956
Minimum Seller Share (% of Total)	2.04%

Arrears Analysis of Non Repossessed Mortgage Loans

	Number	Principal (£)	Arrears (£)	By Principal (%)
< 1 Month	93,824	5,836,576,444	0	99.63%
> = 1 < 3 Months	324	18,064,736	156,208	0.31%
> = 3 < 6 Months	46	2,966,140	79,655	0.05%
> = 6 < 9 Months	12	604,822	31,362	0.01%
> = 9 < 12 Months	2	250,135	17,372	0.00%
> = 12 Months	1	15,182	298	0.00%
Total	94,209	5,858,477,460	284,894	100.00%

Properties in Possession

	Number	Principal (£)	Arrears (£)
Total	1	21,981	1000

Properties in Possession	1
Number Brought Forward	1
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale	0
Average Arrears at Sale	£0
MIG Claims Submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment	0

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

	Number	Principal (£)
Substituted this period	48,765	£2,999,997,292
Substituted to date (since 26 March 2001)	78,511	£4,990,274,434

CPR Analysis

	Monthly	Annualised
Current Month CPR Rate	2.66%	27.52%
Previous Month CPR Rate	3.32%	33.33%

Weighted Average Seasoning (by value) Months	30.81
Weighted Average Remaining Term (by value) Years	19.19
Average Loan Size	£62,186
Weighted Average LTV (by value)	78.09%

Product Breakdown

Fixed Rate (by balance)	39.05%
Flexible - Together (by balance)	18.20%
Variable (by balance)	42.75%
Tracker (by balance)	0.00%
Total	100.00%

Geographic Analysis

	Number	% of Total	Value (£)	% of Total
East Anglia	2,629	2.79%	159,936,435	2.73%
East Midlands	8,158	8.66%	447,587,678	7.64%
Greater London	12,209	12.96%	1,072,101,375	18.30%
North	16,119	17.11%	739,925,703	12.63%
North West	13,057	13.86%	700,088,056	11.95%
South East	15,131	16.06%	1,196,886,945	20.43%
South West	6,887	7.31%	445,244,287	7.60%
Wales	3,476	3.69%	186,299,583	3.18%
West Midlands	5,926	6.29%	352,680,343	6.02%
Yorkshire	10,617	11.27%	557,727,054	9.52%
Total	94,209	100%	5,858,477,460	100%

LTV Levels Breakdown

	Number	Value (£)	% of Total
< 10%	556	4,100,934	0.07%
> = 10% < 20%	886	28,706,540	0.49%
> = 20% < 30%	2,129	93,149,792	1.59%
> = 30% < 40%	3,514	186,885,431	3.19%
> = 40% < 50%	4,842	295,267,264	5.04%
> = 50% < 60%	6,670	441,143,353	7.53%
> = 60% < 70%	8,535	600,493,940	10.25%
> = 70% < 80%	11,512	811,984,976	13.86%
> = 80% < 90%	20,868	1,386,701,615	23.67%
> = 90% < 95%	20,971	1,249,027,394	21.32%
> = 95% < 100%	13,726	761,016,222	12.99%
> = 100%	0	0	0.00%
Total	94,209	5,858,477,460	100.0%

NR Current Existing Borrowers' SVR	5.85%
Effective Date of Change	1 December 2001

Notes **Granite Mortgages 01-2 plc**

	Outstanding	Rating Moodys/S&P/Fitch	Reference Rate	Margin
Series 1				
A	$1,213,000,000	Aaa/AAA/AAA	2.00%	0.23%
B	$ 43,500,000	Aa3/AA/AA	2.17%	0.40%
C	$58,000,000	Baa2/BBB/BBB	3.15%	1.38%
Series 2				
A	£500,000,000	Aaa/AAA/AAA	4.28%	0.25%
B	£15,000,000	Aa3/AA/AA	4.45%	0.42%
C	£20,000,000	Baa2/BBB/BBB	5.43%	1.40%
D	£10,000,000	Ba2/BB+/BB+	8.63%	4.60%

Credit Enhancement

		% of Funding Share
Class B Notes (£ Equivalent)	£45,000,000	0.90%
Class C Notes (£ Equivalent)	£60,000,000	1.20%
Class D Notes	£10,000,000	0.20%

Granite Mortgages 01-2 Reserve Fund Requirement	£20,000,000	0.40%
Balance Brought Forward	£19,579,372	0.39%
Drawings this Period	£0	0.00%
Reserve Fund Top-up this Period*	£0	0.00%
Excess Spread	£0	0.00%
Current Balance	£19,579,372	0.39%

*Top-ups only occur at the end of each quarter.

Funding Reserve Balance	£0	0.00%
Funding Reserve %	0.5%	NA